

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 17, 2009

Mr. Kenneth M. Darby
Chairman and Chief Executive Officer
Vicon Industries, Inc.
89 Arkay Drive
Hauppauge, New York 11788

      RE: **Vicon Industries, Inc.**
              Form 10-K for the year ended September 30, 2008
              Filed December 29, 2008
              File No. 001-07939

Dear Mr. Darby:

      We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
           Operations, page 8

1.   We note your response to our prior comment 1 in our letter dated May 28, 2009. Please note that an "Overview" section is appropriate whenever a company's management is faced with issues that could affect the future prospects of the company. These issues could include market expansion, industry trends, changes to product line and personnel. An overview section should not be repetitive of your business or risk factor discussion, and is applicable to both large and small market cap companies. Therefore, we believe

that the company should consider adding such a section with the appropriate forward-looking discussion.

2008 Summary Compensation Table, page 20,

2.   We note your response to our prior comment 2 in our letter dated May 28, 2009 and are unable to agree. Including a cross reference to your Compensation Discussion and Analysis for 2008 would not have provided investors with an explanation of the material terms of the non-equity incentive awards made to your named executive officers. Therefore, in future filings, please include a general description of the formula or criteria to be applied in determining the amounts paid under the annual cash bonus plan.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director